FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              11 December, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                          Board Appointments

  International Power Appoints Chief Executive Officer, new Chief Financial
          Officer and Enhances Executive Representation on its Board


(London - 11 December 2003) The Board of International Power is pleased to announce the appointment of Mr Philip Cox as Chief Executive Officer. The appointment is effective immediately and is accompanied by the appointment of Mr Mark Williamson as Chief Financial Officer.

Mr Cox joined the International Power Board as Executive Director in May 2000 and has since contributed significantly to the strategic direction and operational focus of the group, alongside his responsibilities as Chief Financial Officer.

In addition, the Board has reviewed the structure and composition of the Executive team and announces the appointment of Dr Steve Riley and Mr Tony Concannon as Executive Directors with effect from 1 January 2004. Their initial responsibilities will be principally regional, with Dr Riley and Mr Concannon heading up the European and Australian businesses respectively. It is the Board's intention to appoint, in due course, a third Executive Director to head our US business.

Chairman Sir Neville Simms said: "After a full search the Board is delighted to announce the appointment of Phil Cox as Chief Executive Officer. Under Phil's leadership the enhanced executive team, with its comprehensive financial, technical, trading and operational experience, is well placed to deal with the opportunities and challenges that we currently face in our markets, and to create value for our shareholders."


For further information please contact:

Aarti Singhal
Tel: +44 (0)20 7320 8681


Notes to Editors:

Philip Cox (52) gained an MA at Cambridge University and is a fellow of the Institute of Chartered Accountants. Phil joined Siebe plc 1989 where he held a variety of corporate finance roles including that of Group Finance Director / Chief Financial Officer. In 1999, following the merger of Siebe with BTR to form Invensys plc, Mr Cox was Senior Vice-President responsible for operational planning and joined International Power as CFO in May 2000.

Mark Williamson (45) qualified as a Chartered Accountant in 1983. He joined International Power as Group Financial Controller in September 2000. Before joining International Power, Mark was Group Financial Controller at Simon Group plc. He completed his articles with the Cape Town practice of Alex Aiken and Carter (now KPMG Aiken & Peat) and was seconded to the London office of KMG Thomson McLintock (now KPMG Audit plc) in 1984.

Steve Riley (42) has been working in the power generation industry since 1985, when he joined the CEGB. During this period Steve held senior positions at National Power and International Power within various fields including Power Station Management, Strategy & Planning, and Energy Trading. Steve was appointed to head our European business in August 2003, prior to which he was the Regional Manager for our operations in Australia. Steve gained a Bachelor of Engineering and PhD from Liverpool University.

Tony Concannon (39) is a Chartered Engineer with a Bachelor of Science (Hons) degree and is a member of both the Institute of Mechanical and Electrical Engineers. He joined the industry in 1982 and has worked for National Power and International Power in a number of its business areas including Operations, Asset Management, Trading and Business Development. Tony currently heads up our Australian business, before which he was the Asset Manager for our two power stations in the UK (Deeside and Rugeley).

International Power plc is a leading independent electricity generating company with 10,990MW (net) in operation and 610 (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary